UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 September 2013
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2013

Name of applicant:		CRH plc
Name of scheme:		2000 Share Option Scheme (RA/CRHplc/00024)
Period of return:	From:	01.04.13	To:	30.09.13
Balance of unallotted securities under scheme(s) from previous return:		17,628,586
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of Securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		17,628,586

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2013

Name of applicant:		CRH plc
Name of scheme:		2000 Share Option Scheme (United Kingdom) (RA/CRHplc/00023)
Period of return:	From:	01.04.13	To:	30.09.13
Balance of unallotted securities under scheme(s) from previous return:		610,474
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		610,474

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2013

Name of applicant:		CRH plc
Name of scheme:		2000 Saving Related Share Option Scheme (Republic of Ireland) (RA/CRHplc/00024)
Period of return:	From:	01.04.13	To:	30.09.13
Balance of unallotted securities under scheme(s) from previous return:		325,317
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		325,317

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 30th September 2013

Name of applicant:		CRH plc
Name of scheme:		2000 Saving Related Share Option Scheme (United Kingdom) (RA/CRHplc/00020)
Period of return:	From:	01.04.13	To:	30.09.13
Balance of unallotted securities under scheme(s) from previous return:		103,532
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		103,532

Name of contact:	Neil Colgan
Telephone number of contact:	00 353 1 6344340

CRH public limited company
(Registrant)

Date: 30 September 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director